MOL HUNGARIAN OIL AND GAS PLC.
Finance

02 SEP 24 AM 9:36

10th September, 2002

**Office of International Corporate Finance**
**Division of Corporation Finance**
**Securities and Exchange Commission**
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

SUPPL

Attention: **Special Counsel**
Office of International Corporate Finance

Rt.
*MOL ~~Magyar Olaj- és Gázipari Rt.~~*
*Rule 12g3-2(b) File No. 82-4224*

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Financial Officer

PROCESSED
OCT 02 2002
THOMSON
FINANCIAL

dlw 9/24

Enclosure

MOL HUNGARIAN OIL AND GAS PLC.

# INVESTOR NEWS

10 September, 2002

**Purchase of treasury shares**

MOL Hungarian Oil and Gas Company announces that based on the share purchase order made on 2 August 2002 in the period between 3 September 2002 and 9 September 2002 610,000 treasury shares were purchased.

**For further information, please contact:**


| | | |
|---|---|---|
| Rupert Foster | Investor Relations | + 36 1 464 4725 |
| facsimile: | | + 36 1 464 1335 |
| György Felkai | MOL Communication | + 36 1 464 1016 |
| Catriona Cockburn | Citigate Dewe Rogerson | + 44 (0) 207 282 2924 |